

Mail Stop 3561

December 13, 2006

Herbert A. Granath, CEO
Media & Entertainment Holdings, Inc.
4429 Edmondson Avenue
Dallas, TX 75205

> **RE: Media & Entertainment Holdings, Inc.**
> **Amendments No. 4 and 5 to Registration Statement on**
> **Form S-1**
> **File No. 333-128218**
> **Amendment Filed November 9, 2005**

Dear Mr. Granath:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment one from our September 28, 2006 letter in which you indicate that "the reason's for management's reluctance to increase its warrant purchase commitment relate more to a desire on the part of the members of management to maintain diversification of their investment holdings …" Please revise your Form S-1 to disclose your supplemental response.

2.   We note revisions in amendment five, for example under "Proposed Business", indicating that the company may source targets internationally – including Europe and Asia. To the extent that the company will engage in searches in developing markets, briefly explain any incremental risks that this might have to investors – for example, difficultly in valuing the target, difficultly meeting audit and SEC reporting requirements, legal and government regulatory environment, etc.

3.   We also note disclosure throughout the document that the named parties would be "personally liable" for claims that would reduce the trust proceeds. In the appropriate sections, please revise to clarify the responsibility of the company to bring actions against the named parties if they either assert that they are not able to cover the expenses that would deplete the trust proceeds or that they are not liable under the indemnification.

4.   We note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

5.   Please revise to further elaborate on the 80% requirement associated with any business combination. Revise to clarify if the value will be based on that of the company or of the actual interest to be acquired by you. For instance, if a target is worth 90% percent of your trust, but you are only able acquire 51% of such target using most of your trust proceeds, will you determine if you have satisfied the 80% requirement based on the value of the full target or the value of the actual interest you have acquired? Alternatively, if utilize a shared exchange in your combination which results you only owning 35% of the company, do you determine satisfaction of the 80% requirement based on the full value of the target or just the 35% ownership that all of your then current shareholders will obtain in the resulting company?

Prospectus Cover Page

6.   We reissue prior comment 11 from our September 28, 2006 letter. Clarify the statement that you will review a business opportunity presented "in any industry sector." Clarify, if true, that this means that you are not limited to any industry. In addition, since you are not limited to any specific industry, please revise to prospectus to limit specific discussions of particular industries. This would include removal of specific risks associated with the entertainment, media and communications industries and specific disclosure about these industries in the summary and business sections.

7.   We reissue prior comment 12 from our September 28, 2006 letter. We continue
        to note the statement that the claims of creditors "could" be prior to the claims of
        public stockholders. Provide us with a legal analysis as to when the claims of the
        public stockholders would be prior to the claim of creditors of the company. We
        may have further comment.

Summary, page 1

8.   We note your response to prior comment 15 from our September 28, 2006 letter.
        Please briefly summarize the material terms of the agreement to advance funds to
        complete the dissolution and liquidation of the company in an appropriate
        location of the prospectus. File the agreement as an exhibit. In addition, we note
        that your revisions to paragraph 2 to Exhibits 10.1 to 10.4 continues to be limited
        to "claim[s] by any third party that is owned money by the company for services
        rendered or products sold" and would appear to exclude tort creditors as well as
        target businesses. In addition, please clarify whether the company is obligated to
        enforce this indemnity against its management – if not, under what circumstances
        would the board elect to waive enforcement?

Risk Factors, page 13

9.   Please revise risk factor four to discuss those blank check companies that have not
        found target businesses or obtained approval and completion of the merger within
        the time frame.

10.   Provide clear disclosure in risk factor five of any limitations on the
        indemnification agreement and any claims that would not be covered by the
        agreement.

11.   We reissue prior comment 19 from our September 28, 2006 letter. Please
        reconcile the subheading in risk factor 11 with the supplemental response that it is
        your intention for all of your officers and directors to remain with the company
        following a business combination. In addition, clearly state in the risk factor, as
        you indicated supplementally, that it is your intention for all of your officers and
        directors to remain with the company following a business combination. Lastly,
        provide a greater discussion of the potential conflicts of interest.

12.   We reissue prior comment 20 from our September 28, 2006 letter. Clearly
        disclose in risk factor 14 any current affiliations of officers, directors or existing
        stockholders with companies that may be considered –either currently, or in the
        future – as a potential target business. Unless the company can assert that it will
        not enter into any agreements with companies that are currently affiliated, these
        companies may be considered in the future and thus should be disclosed in this
        section. In addition, the company is not limited to the media, entertainment and

communications industries and thus the affiliated companies should not be limited to these industries. Lastly, please explain whether affiliated companies may be considered initially or whether they will only be considered after other searches have not found a potential target business. Please revise accordingly.

13.   The disclosure added to risk factor 33 in response to prior comment 24 from our September 28, 2006 letter should be moved to a separate risk factor, as it represents a separate risk to investors. Provide greater discussion of the risk.

14.   Please add disclosure to risk factor 34 relating to your prior supplemental response. In particular we note your statement that Astor Asset Management and Hearst Corporation both were interested in participating in the initial public offering and were then approached to participate in the private placement. In addition, discuss other actions that could be taken against the company.

Conflicts of Interest, page 56

15.   Please expand your discussion of the conflicts of interest surrounding management negotiating their retention as a condition to any potential merger agreement and discuss the process, if any, management will employ in determining their compensation – including any payments to affiliates, following the merger. In addition, please discuss the potential conflict inherent in management's ability to negotiate future payments to themselves and then include those payments in the merger vote and approval process.

Principal Stockholders, page 58

16.   We partially reissue prior comment 29 from our September 28, 2006 letter. Disclose the control person(s) for Hearst Corporation.

Certain Transactions, page 60

17.   We reissue prior comment 31 from our September 28, 2006 letter.

18.   In response to prior comment 32, you state it is not necessary to account for the transfer of the 270,000 shares to the Hearst Corporation as the transfer was between shareholders of the registrant. However, on page 61 you disclose Messrs. Granath, Seslowsky, Clauser and Maggin were acting on the company's behalf and transferred the shares as consideration for placement services and for a purchase commitment. Refer to the guidance in SAB Topic 1:B:1 and 5:T.

19.   Please expand Note 8 to disclose this transaction and to indicate the accounting treatment of the excess fair value over the amount paid by the Hearst Corporation.

Underwriting, page 69

20.   We note your response to our prior comment 38 from our letter of September 28, 2006. However, we do not believe that you have responded to that comment and, accordingly, we reissue it. You state that "Capitalink, L.C. has advised on the selection of [y]our management team and has assisted in structuring and facilitating the transaction." Clarify the activities of Capitalink and the timing of activities performed – both pre-formation and post-formation. Please provide us with a legal analysis as to whether Capitalink is your "promoter" as defined under Rule 405 of Regulation C. Clarify why the activities of Capitalink are not directly or indirectly taking initiative in founding and organizing the business. Clarify on whose behalf these activities were being performed. Clarify those members of management that were brought on board by Capitalink. In addition, given Capitalink's connection with the underwriter, please disclose plans or potential plans of using Capitalink's services in connection with the search for or implementation of a business combination. Lastly, provide additional disclosure concerning the amount of finders' fees to be paid and the services provided in connection with those fees.

21.   In its amendment number 5, the company has added disclosure concerning certain relationships between Lazard Freres & Co. LLC, Ronald Dorefler, and the Hearst Corporation. Please revise to provide a more expansive discussion of these relationships as well as the involvement of these parties in this transaction. Without limiting the generality of the foregoing, please explain the fees being paid, the role of the parties in this transaction – as well as how they assumed that role, and the extent of Hearst's ownership in Lazard.

Financial Statements, page F-3

22.   Your attention is directed to Rule 3-12 of Regulation S-X and the need for updated financial statements and related disclosures.

Balance Sheets, page F-3

23.   Please explain why the face of the balance sheets discloses that 2,250,000 common shares were issued and outstanding at July 31, 2006, or revise as appropriate. The amount does not agree to the statements of changes in stockholders' equity.

Note 1 – Significant Accounting Policies, page F-8

24.   Please tell us why the independent accountant's report has not been dual dated to reflect the reclassification of deferred compensation due to elimination of unvested share-based compensation, or revise as appropriate.

Note 2 – Proposed Public Offering, page F-9

25.   We note your response to prior comment 33 that the unit purchase option will be reflected as an expense of the offering and that Exhibit 4.4 has been revised. However, it appears that section 5.1 of Exhibit 4.4 in Amendment 5 is not revised to indicate that in no event will there be net cash settlement of the unit purchase option. Please disclose in Note 2 how you have considered the guidance in EITF 00-19, in your accounting for the unit purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133, or revise as appropriate.

Note 7 – Stock Options, page F-11

26.   Please revise to clarify your accounting treatment of the modification on April 25, 2006. Disclose the amount of additional compensation expense recognized on that date for any incremental value. Note the incremental compensation cost should be the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. Disclose the fair value of the original award immediately before modification and the underlying assumptions used in the fair value model. Also, disclose the original vesting terms of the stock option. You state you "will continue to amortize the cost of the stock compensation represented by the options through the original vesting period, August 2008." Please provide us with a detailed schedule showing the calculation of the compensation expense to be recorded in each future period for the modified options and explain your basis for this treatment in SFAS 123R.

Part II

Recent Sales of Unregistered Securities

27.   In response to our prior comment 39 the company appears to have added disclosure on page II-6 indicating that "[t]he staff has subsequently elaborated on its policy position by indicating that it would not raise an objection if, in the context of a blank check company offering similar to this offering, the unregistered offering also included a blank check company's existing officers and directors." Please cite the publicly available, written, source for this position. If no source exists, remove the reference to the staff policy position.

Exhibits

Exhibit 4.3

28.   The staff notes that the company has eliminated language from the last paragraph of this exhibit addressing the fact that the warrants may not be exercised absent an

effective registration statement and stating that the warrants may expire worthless. This language appeared in the exhibit on amendment four but appears to have been removed for exhibit five. Please advise why this text was removed. In addition, to the extent that the company has made other voluntary revisions – other than pricing terms and party names, please highlight these changes for the staff.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Alan I. Annex, Jr., Esq. & Anthony Marsico
        212-801-6400 (facsimile)